

September 13, 2010

Mr. Gregory L. Werner
President and Chief Executive Officer
Werner Enterprises, Inc.
14507 Frontier Road
P.O. Box 45308
Omaha, NE 68145

> **Re: Werner Enterprises, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 31, 2010**
> **File No. 000-14690**

Dear Mr. Werner:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy on Schedule 14A

Compensation Discussion and Analysis, page 22

Compensation Process and Determination, page 30

1. We note your disclosure in the Compensation of Chairman, Vice Chairman and President and CEO paragraph on page 31 that "[t]he President and CEO's compensation is reflective of our overall performance and the achievement of the President and CEO's goals and objectives for the Company." We also note your disclosure in the second paragraph of the Compensation of Other Named Executive Officers and Executive Officers section starting on page 31 that "the Compensation Committee considers the relevant factors and compensation elements, including…(iii) achievement of corporate goals and objectives." Please confirm that in future filings you will quantify all

company-wide performance targets or please advise. Alternatively, please provide us with your analysis for concluding that the disclosure of such targets is not required because it would result in competitive harm and such disclosure may be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

<u>Competitive Peer Group and Benchmarking, page 32</u>

2. We note your disclosure that the Compensation Committee compares your executive compensation elements to compensation paid for similar executive positions among "a broader general industry group comprised of companies with annual revenues comparable to ours." In future filings please list the companies to which you benchmark or please advise. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3574 with any questions.

Sincerely,

Julie F. Rizzo
Attorney-Advisor